UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
| --- |
| 8- 66345 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRB Financial, LLC

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 West Randol Mill Road

(No. and Street)

| Arlington | Texas | 76012 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald R. Baker       817-861-7099

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, L.L.P

(Name – if individual, state last, first, middle name)

| 2170 West Interstate 20 | Arlington | Texas | 76017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Gerald R. Baker _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRB Financial, LLC _____, as of December 31, _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



CHRISTY C HOOSTON
Notary ID #131673795
My Commission Expires
August 7, 2022

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures.

X (p) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)4.

X (q) Report of Independent Registered Public Accounting Firm

X (r) Exemption Report

**For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).

# GRB FINANCIAL LLC

*Financial Advisors*

1415 W. Randol Mill Road
Post Office Box 120427
Arlington, TX 76012

(817) 861-7099
(817) 265-4688 Metro
(817) 861-8099 Fax

## BROKER-DEALER ANNUAL EXEMPTION REPORT

## DECEMBER 31, 2020

GRB Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief GRB Financial, LLC. states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to a mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

**I, Gerald R. Baker, affirm that to my best knowledge and belief, this Exemption Report is true and correct.**

Gerald R. Baker
President

February 23 , 2021

GRB FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GRB Financial, LLC:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRB Financial, LLC (the Company) as of December 31, 2020, the related statements of income, members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRB Financial, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of GRB Financial, LLC's management. Our responsibility is to express an opinion on GRB Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and we are required to be independent with respect to GRB Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditors' Report on Supplemental Information**

The supplemental information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of GRB Financial, LLC's financial statements. The supplemental information is the responsibility of GRB Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osiek Patyk & Company

We have served as the Company's auditor since 2008.

Arlington, Texas
February 23, 2021

GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:

| | | |
|---|---|---|
| Cash | $ | 22,423 |
| Commissions receivable | | 12,417 |
| Other receivable | | 3,500 |
| Total current assets | | 38,340 |

PROPERTY AND EQUIPMENT, AT COST:
Net of depreciation (Note 2)            0

| | | |
|---|---|---|
| Total Assets | $ | 38,340 |

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 168 |
| Total current liabilities | | 168 |

MEMBERS' EQUITY

| | | |
|---|---|---|
| Member units, no par value, 100 units Authorized issued and outstanding | | 30,004 |
| Retained earnings | | 8,168 |
| Total members' equity | | 38,172 |
| Total Liabilities and Members' Equity | $ | 38,340 |

The accompanying notes are an integral part
of these financial statements.

-3-

GRB FINANCIAL, LLC

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:

| | | |
|---|---|---|
| Commissions income | $ | 101,437 |
| Total revenues | | 101,437 |

EXPENSES:

| | |
|---|---|
| Commissions | 50,385 |
| License and permits | 4,330 |
| Insurance | 14,857 |
| General and administrative | 10,631 |
| Total expenses | 80,203 |

| | | |
|---|---|---|
| NET INCOME | $ | 21,234 |

The accompanying notes are an integral part
of these financial statements

-4-

## GRB FINANCIAL, LLC

### STATEMENT OF MEMBERS' EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2020

|  | Member Units | | Retained |
|  | Units | Amount | Earnings |
| --- | --- | --- | --- |
| BALANCE, December 31, 2019 | 100 | $ 30,004 | $ 41,934 |
| Net Income | – | – | 21,234 |
| Dividends | – | – | (55,000) |
| BALANCE, December 31, 2020 | 100 | $ 30,004 | $ 8,168 |

The accompanying notes are an integral part
of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---|---|
| Net income | $ | 21,234 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| (Increase) in commissions receivable | | (1,805) |
| (Increase) in other receivables | | (3,500) |
| Increase in accounts payable | | 34 |
| | | |
| NET CASH PROVIDED IN OPERATING ACTIVITIES | | 15,963 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| NET CASH PROVIDED FROM FINANCING ACTIVITIES | | 0 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Dividend distributions | | (55,000) |
| NET CASH (USED IN) INVESTING ACTIVITIES | | (55,000) |
| NET (DECREASE) IN CASH AND CASH EQUIVALENTS | | (39,037) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 61,460 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 22,423 |

The accompanying notes are an integral part
of these financial statements
-6-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

GRB Financial, LLC (the Company) was formed on October 1, 2003 as a limited liability company under the provisions of the Texas Limited Liability Company Act.  The Company operates as an independent broker-dealer of various investment securities and began operations January 1, 2004.  No member of the limited liability company will be liable for the debts, obligations, or liabilities of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Commissions Receivable -

The Company uses the direct write off method for recording uncollectible commissions receivable.  Management has determined that the commissions receivable are totally collectible.

U. S. Federal Income Taxes -

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act.  The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code.  Under those provisions the Company does not pay federal income taxes on its taxable income.  Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

GRB FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2)     PROPERTY AND EQUIPMENT:

During 2020, the Company owned no property and equipment in its name. All of the equipment is owned by the owner in another entity.

(3)     REVENUE FROM CONTRACTS WITH CUSTOMERS:

Brokerage and Insurance Commissions and Fees -

The Company earns commissions and fees from customer contracts for investment company products, annuities, and insurance policies. Revenue from mutual funds and insurance companies is recognized in the period it was earned.

(4)     NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company has net capital of $35,095, which is in excess of its required net capital.

(5)    RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Baker Financial Services, an affiliated company, owned 90% by the majority unit-holder. This agreement makes available certain facilities and provides for performance of certain services for the Company. These services and facilities are provided without cost to the Company.

(6)    FOCUS REPORT PART II DIFFERENCE:

Differences between the accompanying financial statements and the Company's December 31, 2020, Focus Report Part II are as follows:

|  | Per Accompanying Financial Statement | Per Focus | Difference |
|---|---|---|---|
| Cash | $    22,423 | $  22,114 | $      309 |
| Commissions receivable | 12,417 | 0 | 12,417 |
| Other receivable | 3,500 | 0 | 3,500 |
| Accounts payable, accrued liabilities, expenses and other payables | (168) | 0 | (168) |
| Members' equity | (38,172) | 22,114 | (16,058) |
|  |  |  | $         0 |

(7)    SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2020 through February 23, 2021, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

# GRB FINANCIAL, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

### SCHEDULE I

### NET CAPITAL

| | |
|---|---|
| TOTAL MEMBERS' EQUITY | $ 38,172 |
| DEDUCTIONS | (3,077) |
| NET CAPITAL BEFORE HAIRCUTS | 35,095 |
| HAIRCUTS ON TRADING AND INVESTMENT SECURITIES | (0) |
| NET CAPITAL | $ 35,095 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ 168 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 168 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

| | |
|---|---|
| Greater of 6 2/3% of Aggregate Indebtedness | 11 |
| or | |
| Minimum Dollar Net Capital | $ 5,000 |
| Minimum Net Capital Required | $ 5,000 |

Ratio:
Aggregate Indebtedness to Net Capital .0 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2020)

| | |
|---|---|
| Net Capital as Reported in Company's Part II Focus Report | $ 22,114 |
| Adjustments | 12,981 |
| Net Capital Per Above | $ 35,095 |

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
GRB Financial, LLC:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GRB Financial, LLC, and the SIPC, solely to assist you and SIPC in evaluating GRB Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. GRB Financial, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GRB Financial, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GRB Financial, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osiek Patyk & Company

February 23, 2021

# GRB FINANCIAL, LLC

## SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| GENERAL ASSESSMENT | $ | 23 |
| LESS OVERPAYMENT FROM 2019 | | (34) |
| ASSESSMENT BALANCE DUE (OVERPAID) | | (11) |
| TOTAL ASSESSMENT BALANCE OR (OVERPAYMENT CARRIED FORWARD) | $ | (11) |

### DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

| | | 12/31/20 |
|---|---|---|
| TOTAL REVENUE FOCUS PART IIA LINE 9 | $ | 89,146 |
| TOTAL ADDITIONS | | 0 |

DEDUCTIONS:

| | |
|---|---|
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products | 73,843 |
| 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 0 |
| Other revenue not related either directly or indirectly to the securities business | 0 |

| | | |
|---|---|---|
| TOTAL DEDUCTIONS | | 73,843 |
| SIPC NET OPERATING REVENUE | $ | 15,303 |
| GENERAL ASSESSMENT @ .0015 | $ | 23 |

-13-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
GRB Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) GRB Financial, LLC identified the following provisions of 17 C.F.R. Rule 15c 3-3 under which GRB Financial, LLC claimed an exemption from 17 C.F.R. Rule 240.15c 3-3 and 2) GRB Financial, LLC stated that GRB Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GRB Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRB Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

*Rhodes Osiek Patyk & Company*

Arlington, Texas

February 23, 2021

# GRB FINANCIAL LLC
## Financial Advisors

1415 W. Randol Mill Road
Post Office Box 120427
Arlington, TX 76012

(817) 861-7099
(817) 265-4688 Metro
(817) 861-8099 Fax

## BROKER-DEALER ANNUAL EXEMPTION REPORT

## DECEMBER 31, 2020

GRB Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief GRB Financial, LLC. states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to a mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

**I, Gerald R. Baker, affirm that to my best knowledge and belief, this Exemption Report is true and correct.**

Gerald R. Baker
President

February 23, 2021